ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

David C. Sullivan 617-951-7362 617-477-7723 fax david.sullivan@ropesgray.com

November 9, 2020

By EDGAR

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Lisa N. Larkin

Re: Preliminary Proxy Statements of Saba Capital Management, L.P. et al for:

Eaton Vance Floating-Rate Income Plus Fund (File No. 811-22821),

Eaton Vance Floating-Rate Income Trust (File No. 811-21574),

Eaton Vance New York Municipal Income Trust (File No. 811-09145),

Eaton Vance Senior Floating-Rate Trust (File No. 811-21411) and

Eaton Vance Senior Income Trust (File No. 811-09013)

(each, a “Fund” and collectively, the “Funds”)

Dear Ms. Larkin,

On behalf of the Funds, we are writing to bring to the Staff’s attention certain deficiencies contained in the preliminary proxy statements filed on October 30, 2020 (each, a “Saba Proxy” and collectively, the “Saba Proxies”) by Saba Capital Management, L.P. and certain additional parties (collectively, “Saba”)1 with respect to a special meeting of shareholders of each Fund currently expected to be held in the next several months for the purpose of considering a proposal to approve a new investment advisory agreement.2 The Funds believe that, absent correction, the Saba Proxies would violate Rule 14a-4(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, further, are materially misleading to the Funds’ shareholders in violation of Rule 14a-9 under the Exchange Act, as described below.

  The Saba Proxies do not comply with Rule 14a-4(e) under the Exchange Act. Each Saba Proxy contains the following disclosure with respect to the proposal for Fund shareholders to approve a new investment advisory agreement:

Authorized proxies will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted AGAINST the Proposal, and in the discretion of the persons named as proxies on all other matters as may properly come before the Special Meeting. In addition, if you complete and return a GOLD proxy card to us, and unless you direct otherwise, we may determine not to attend the Special Meeting if we believe that the New Agreement is less likely to be approved if your shares are not represented at the Special Meeting (by making it more difficult for more than 50% of the outstanding shares to be present in person or by proxy) than if they are represented at the Special Meeting.

Pursuant to Rule 14a-4(e), a proxy must provide “subject to reasonable specified conditions, that the shares represented by the proxy will be voted…” (emphasis added). The rule therefore does not permit proxy representatives to fail to attend shareholder meetings. Nor does the rule permit proxy recipients to exercise discretion to choose to attend or not attend a shareholder meeting in the manner that Saba contemplates. The Securities and Exchange Commission has previously emphasized that shareholders must have clarity as to how proxy recipients will vote their shares. (See Exchange Act Release No. 31326, October 16, 1992 (“Prior to a shareholder granting the legal power to someone else…to vote his or her stock, the shareholder needs to know what matters will be voted on, and how the recipient of the proxy intends to vote the shareholder’s shares.”)) While Rule 14a-4(e) does contemplate that the voting of a proxy may be “subject to reasonable specified conditions,” no such conditions are specified in the Saba Proxy. The Securities and Exchange Commission has previously stated that “reasonable specified conditions,” for this purpose, must be “objectively determinable.” (Exchange Act Release No. 60280, July 10, 2009.) The Saba Proxies state that Saba may determine not to attend the Funds’ special meeting “if we believe that the New Agreement is less likely to be approved” as a result of Saba’s non-attendance. This is a highly subjective determination that would depend on range of factors and does not constitute an “objectively determinable” condition that would legitimately permit Saba to forego participation in the Funds’ special meeting.

In addition, the proxy cards included in the Saba Proxies give shareholders a choice as to whether or not to give Saba the authority to choose whether to attend the Funds’ special meeting. Rule 14a-4(e) establishes a flat requirement that a proxy must vote shares except under objectively determinable conditions. Shareholders do not have the ability to opt in or out of this requirement. The Saba Proxies therefore seek an improper degree of discretion and do not comply with Rule 14a-4(e) under the Exchange Act.

  The Saba Proxies include a misleading statement regarding an expected transaction involving the Funds’ adviser. Disclosure under the heading “Proposal 1—Proposal to Approve a New Investment Advisory Agreement with Eaton Vance Management” in each of the Saba Proxies flatly states that “consummation of the transaction described herein will constitute a sale of a controlling block of voting securities of EV Management that will result in the automatic termination of the current investment advisory agreement between [Fund] and EV Management.” As the question of whether a particular transaction constitutes an “assignment” within the meaning of the Investment Company Act of 1940, as amended, and therefore triggers the automatic termination of advisory agreements, is a highly fact-intensive analysis, it would be more accurate to state that “it is possible that consummation of the transaction described herein may be deemed to constitute an assignment, and therefore may be deemed to result in the automatic termination of the current investment advisory agreement between [Fund] and EV Management.”

We urge the Staff to consider carefully the issues and concerns raised and require Saba to make appropriate corrections to their proxy statement. If you have any questions or comments on this letter, please contact the undersigned at (617) 951-7362.

Respectfully submitted,

/s/ David C. Sullivan

David C. Sullivan

___________________________

1The preliminary proxy statement filed on October 30, 2020 with respect to Eaton Vance Floating-Rate Income Plus Fund was filed by Saba Capital Management, L.P., Saba Capital Master Fund, Ltd., Saba II AIV, L.P., Saba Capital Master Fund III, L.P., Saba Capital Carry Neutral Tail Hedge Master Fund Ltd., Saba Capital W Fund, Ltd., Saba Capital CEF Opportunities 1, Ltd., Saba Capital Special Opportunities Fund, Ltd. and Boaz R. Weinstein; the preliminary proxy statement filed on October 30, 2020 with respect to Eaton Vance Floating-Rate Income Trust was filed by Saba Capital Management, L.P., Saba Capital Master Fund, Ltd., Saba II AIV, L.P., Saba Capital Master Fund III, L.P., Saba Capital Carry Neutral Tail Hedge Master Fund Ltd., Saba Capital W Fund, Ltd., Saba Capital R Fund, Ltd., Saba Capital CEF Opportunities 1, Ltd., Saba Capital CEF Opportunities 3, Ltd., Saba Capital Special Opportunities Fund, Ltd. and Boaz R. Weinstein; the preliminary proxy statement filed on October 30, 2020 with respect to Eaton Vance New York Municipal Income Trust was filed by Saba Capital Management, L.P., Saba Capital Master Fund, Ltd., Saba II AIV, L.P., Saba Capital Master Fund III, L.P., Saba Capital CEF Opportunities 3, Ltd., Saba Capital Special Opportunities Fund, Ltd., and Boaz R. Weinstein; the preliminary proxy statement filed on October 30, 2020 with respect to Eaton Vance Senior Floating-Rate Trust was filed by Saba Capital Management, L.P., Saba Capital Master Fund, Ltd., Saba II AIV, L.P., Saba Capital Master Fund III, L.P., Saba Capital Carry Neutral Tail Hedge Master Fund Ltd., Saba Capital W Fund, Ltd., Saba Capital R Fund, Ltd., Saba Capital CEF Opportunities 1, Ltd., Saba Capital CEF Opportunities 3, Ltd., Saba Capital Special Opportunities Fund, Ltd. and Boaz R. Weinstein; and the preliminary proxy statement filed on October 30, 2020 with respect to Eaton Vance Senior Income Trust was filed by Saba Capital Management, L.P., Saba Capital Master Fund, Ltd., Saba II AIV, L.P., Saba Capital Master Fund III, L.P., Saba Capital Carry Neutral Tail Hedge Master Fund Ltd., Saba Capital W Fund, Ltd., Saba Capital R Fund, Ltd., Saba Capital CEF Opportunities 1, Ltd., Saba Capital CEF Opportunities 3, Ltd., Saba Capital Special Opportunities Fund, Ltd. and Boaz R. Weinstein.

2Eaton Vance Floating-Rate Income Trust, Eaton Vance New York Municipal Income Trust, Eaton Vance Senior Floating-Rate Trust and Eaton Vance Senior Income Trust have established a scheduled meeting date of January 7, 2021. Eaton Vance Floating-Rate Income Plus Fund has not yet established a scheduled meeting date.